Exhibit 12

COMMERCIAL METALS COMPANY AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS, EXCEPT RATIOS)

	Year Ended August 31,
	2004	2003	2002	2001	2000
Earnings:
Earnings before taxes	$211,947	$30,394	$63,138	$38,415	$70,660
Interest expense	28,104	15,338	18,708	27,608	27,319
Interest imputed on rent	5,330	4,476	3,925	3,828	3,555
Amortization of capitalized interest	1,301	1,437	1,307	1,370	1,367

Total Earnings	$246,682	$51,645	$87,078	$71,221	$102,901

Fixed Charges:
Interest expense	$28,104	$15,338	$18,708	$27,608	$27,319
Interest capitalized	372	254	447	1,111	808
Interest imputed on rent	5,330	4,476	3,925	3,828	3,555

Total Fixed Charges	$33,806	$20,068	$23,080	$32,547	$31,682

Ratio of Earnings to Fixed Charges	7.30	2.57	3.77	2.19	3.25